Mail Stop 4561

November 10, 2008

Michael S. Hahn
President & Chief Executive Officer
Pacific Coast National Bancorp
905 Calle Amanecer, Suite 100
San Clemente, California 92673

RE: Pacific Coast National Bancorp
    Pre 14A
    Filed on November 7, 2008
    File Number 0-51960

Dear Mr. Hahn:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal One: Approval of Amendment to Articles of Incorporation…, page 6

1. We see from the third full paragraph on page 7 that you have negative shareholders equity. Please briefly explain the reasons for this and disclose whether or not you believe there would be any negative consequences to the company if this proposal is not passed. If you do, please describe these.

2. At the top of page 9 you state that the text "does not purport to be complete." Please delete this language

Financial Statements

3. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

4. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, other than discussed on page 7, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3464.

Sincerely,

Kathryn McHale
Senior Attorney

By FAX: 949-361-4366